EXHIBIT 21.2
SUBSIDIARIES OF AMB PROPERTY, L.P.
AMB Property, L.P. is the direct or indirect parent entity of 187 wholly or partially owned subsidiaries operating in the United States and 240 wholly or partially owned subsidiaries operating in jurisdictions outside of the United States. AMB Property, L.P. and its subsidiaries are in the real estate operations, development and private capital business.